FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2012

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of March 2012 and incorporated by reference herein is the Registrant's immediate report dated March 15, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: March 15, 2012

FOR IMMEDIATE RELEASE

Formula Systems Reports Fiscal Year Results for 2011 with an Increase of 17% in Revenues and an Increase of 134% in Net Income

2011 Revenues Increased 17% Year over Year to Reach $640.6 Million with Net Income of $43.0 Million

Or Yehuda, Israel, March 15, 2011 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the fourth quarter of 2011 and the full fiscal year ended December 31, 2011.

Financial Highlights for the Fourth Quarter of 2011

•	Revenues for the fourth quarter ended on December 31, 2011, increased by 2.6% year over year to $157.3 million compared to $153.3 million in the same period last year. The acquisition by Sapiens International Corporation N.V (NASDAQ and TASE: SPNS) of IDIT I.D.I. Technologies Ltd. and FIS Software Ltd. Consummated on August 21, 2011, resulted in Formula’s loss of its controlling interest in Sapiens and the deconsolidation of Sapiens’ results from Formula’s reports. Since August 21, 2011, the Company recorded Sapiens’ results under the ‘equity in gains of affiliated company’ line in accordance with the equity method. Results for the corresponding quarter in 2010 included Sapiens’ results on a consolidated basis for the full quarter.

•	Operating income for the fourth quarter ended December 31, 2011 decreased by 18.5% year over year to $10.7 million, compared to $13.1 million in the same period last year. The decrease resulted primarily from Formula’s loss of control in Sapiens.

•	Net income for the fourth quarter decreased by 15.5% year over year to $4.1 million compared to $4.9 million in the respective period last year.

Financial Highlights for the Full Year Ended December 31, 2011

•	Revenues for the fiscal year ended December 31, 2011, increased by 17% to $640.6 million compared to $549.7 million in 2010. The acquisition by Sapiens of IDIT I.D.I. Technologies Ltd. and FIS Software Ltd. consummated on August 21, 2011, resulted in Formula’s loss of its controlling interest in Sapiens and the deconsolidation of Sapiens’ results from Formula’s reports. Since August 21, 2011, the Company recorded Sapiens’ results under the ‘equity in gains of affiliated company’ line in accordance with the equity method. Results for 2010 included Sapiens’ results on a consolidated basis for the full year. Excluding Sapiens’ results, revenues increased by 21% compared to 2010.

•	Operating income for the fiscal year ended December 31, 2011, increased by 4% to $49.2 million compared to $47.2 million in 2010. Excluding Sapiens’ results, operating income increased by 11% compared to 2010.

•	Net income for the fiscal year ended December 31, 2011, increased by 134% to $43.0 million compared to $18.4 million in 2010. Net income for 2011 included income of $25.8 million recorded in connection with the consummation of the acquisition by Sapiens of IDIT I.D.I. Technologies Ltd and FIS Software Ltd.

•	Formula’s consolidated cash and short-term and long-term investments in marketable securities totaled approximately $111.0 million, as of December 31, 2011, of which Formula’s standalone net cash and short-term and long-term investments totaled $1.7 million.

•	Total equity on December 31, 2011 was $354.8 million, representing 53% of the total balance sheet.

•	On January 27, 2012, the Company consummated the purchase of Sapiens common shares, resulting in the Company’s interest in Sapiens’ outstanding common share increasing to 52.1%, restoring the Company’s controlling interest in Sapiens.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “The Formula group has concluded 2011 seeing the growth and improved operational performance of Matrix, Magic, and Sapiens. We achieved significant increase in the group’s recorded profit, despite the deconsolidation of Sapiens’ results (due to its merger with IDIT and FIS). In the first quarter of 2012 we have restored our controlling interest in Sapiens through our acquisition of shares in the company. Magic also continue strengthening its standing after purchasing BluePhoenix’s AppBuilder activity. Therefore, we enter 2012 with optimism regarding the performance of our three main companies, which are continuing to increase their revenues organically, while also constantly pursuing opportunities for M&A activities that will accelerate growth in the future.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited		Unaudited
Revenues	157,329	153,337	640,617	549,694
Cost of revenues	123,739	115,133	492,886	412,463

Gross profit	33,590	38,204	147,731	137,231
Research and development costs, net	488	1,510	5,148	5,503
Selling, general and administrative expenses	22,400	23,566	93,340	84,510
Operating income	10,702	13,128	49,243	47,218

Financial expenses, net	1,541	1,617	6,500	4,371

	9,161	11,511	42,743	42,847
Other income (expenses), net	(24)	(379)	207	(231)

Income before taxes on income	9,137	11,132	42,950	42,616
Taxes on income	(89)	1,455	5,689	6,544

	9,226	9,677	37,261	36,072
Gain derived from deconsolidation of subsidiary and
equity in gains (losses) of affiliated companies, net	424	(421)	25,870	(1,070)
Net income	9,650	9,256	63,131	35,002
Net income attributable to non-controlling interests	5,534	4,386	20,169	16,623

Net income attributable to Formula's shareholders	4,116	4,870	42,962	18,379

Net earnings per share atributable Formula:
Basic	0.31	0.36	3.17	1.37
Diluted	0.30	0.36	3.11	1.36

Weighted average number of shares in thousands
used in computing net earnings per share:
Basic	13,563	13,431	13,514	13,382
Diluted	13,678	13,530	13,669	13,523

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2011	2010
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	88,172	110,508
Marketable securities	14,347	38,170
Short-term deposits	5,170	24
Trade receivables	163,219	154,366
Other accounts receivable	33,635	23,140
Inventories	2,450	5,601
Total current assets	306,993	331,809

LONG-TERM INVESTMENTS:
Marketable securities	3,264	2,828
Deferred Taxes	11,630	13,135
Investments in affiliated company	79,202	3,209
Prepaid expenses and other assets	3,885	5,493
Total long-Term Investments	97,981	24,665

SEVERANCE PAY FUND	49,507	55,286

PROPERTY, PLANTS AND EQUIPMENT, NET	19,165	12,411

NET INTANGIBLE ASSETS AND GOODWILL	198,188	199,596

TOTAL ASSETS	671,834	623,767

CURRENT LIABILITIES:
Liabilities to banks	13,120	6,684
Trade payables	40,060	53,177
Deferred revenues	22,653	26,845
Employees and payroll accrual	40,814	40,704
Other accounts payable	27,693	30,693
Dividend payable to non controling interests	29	-
Liability in respect of business combinations	3,718	3,963
Debentures	31,472	15,927
Total current liabilities	179,559	177,993

LONG-TERM LIABILITIES:
Debentures	15,246	31,854
Deferred taxes	4,836	2,654
Customer advances	2,094	3,520
Liabilities to banks and others	37,985	3,154
Liability in respect of business combinations	2,502	4,758
Accrued severance pay	63,321	65,450
Total long-term liabilities	125,984	111,390

REDEEMABLE NON-CONTROLING INTEREST	11,469	-

EQUITY
Formula shareholders' equity	221,281	197,615
Non-controlling interests	133,541	136,769
Total equity	354,822	334,384

TOTAL LIABILITIES AND EQUITY	671,834	623,767